

Mail Stop 4631

September 16, 2009

Adam Spilka
General Counsel and Corporate Secretary
Artio Global Investors Inc.
330 Madison Ave.
New York, NY 10017

**Re:** **Artio Global Investors Inc.**
**Amendment No. 7 to Registration Statement on Form S-1**
**Filed on September 9, 2009**
**File No. 333-149178**

Dear Mr. Spilka:

We have reviewed your filing and have the following comments.

Exhibit 5 – Legal Opinion

1. Some of counsel's assumptions in the second paragraph relating to corporate actions to authorize or issue the shares are too broad. We do not object to counsel's assumptions that the board has taken action necessary to set the sale price, and that payment and delivery has been made in accordance with the terms of the underwriting agreement. Accordingly, please delete clause (i) and revise clause (iii) to remove the reference to "duly issued."

2. The reference to the General Corporation Law of the State of Delaware in the penultimate paragraph should also include the reported judicial decisions interpreting these laws. Please revise or have counsel confirm this supplementally and file this correspondence on EDGAR, as it will be a part of the Commission's official file regarding this registration statement.

As appropriate, please amend your registration statement in response to these comments. Please contact Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 or me at (202) 551-3760 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Michael Kaplan, Esq.
Davis Polk & Wardwell LLP
450 Lexington Ave.
New York, NY 10017